Nasdaq Regulation   **Nasdaq**

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

April 28, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 28, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from TradeUp Global Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, consisting of one share of Class A Common Stock, and one-half of one Warrant

Class A Common Stock, par value $0.0001 per share

Warrants

We further certify that the securityies described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts